June 22, 2010

VIA EDGAR

Jennifer Monick

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hospitality Properties Trust (“we” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 24, 2010; Definitive Proxy Statement Filed February 24, 2010 (together, the “Filings”).
File No. 1-11527

Dear Ms. Monick:

We are in receipt of your letter dated June 11, 2010, regarding the above referenced filings.  The responses below provide the information you requested.  For your convenience, your original comments appear in bold text, followed by our response.

Form 10-K for the year ended December 31, 2009

Item 15. Exhibit and Financial Statement Schedules, page 84

1.     We note your response to comment 3 in our letter dated May 6, 2010.  As previously stated, Item 501(b)(10) of Regulation S-K requires you to file all material contracts in their entirety.  Therefore, it is not appropriate to omit a portion of the schedules and exhibits to your material contracts.  Please file the complete agreements with your next quarterly report.

We will file the agreements with all annexed schedules and exhibits with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2010.

Definitive Proxy Statement

Trustees and Executive Officers, page 8

2.     We note your responses to comments 8 and 9 in our letter dated May 6, 2010.  In this document, it appears that you complied with the amended requirements for the Summary Compensation Table and Director Compensation Table by disclosing the aggregate grant date fair value of stock awards in accordance with FASB ASC Topic 718.  Please note that a registrant may voluntarily comply with the noted amendments only if it also complies with all other Regulation S-K amendments adopted in the Proxy Disclosure Enhancement Release.  Please refer to Proxy Disclosure Enhancements Transition Compliance and Disclosure Interpretations, Question 2 for guidance.  Therefore, we reissue both comments.  Please provide us with your sample disclosure in response to both comments.

We respectively submit that we did not selectively comply with the Regulation S-K amendments (the “Regulation S-K Amendments”) adopted in SEC Release No.: 34-61175, dated December 16, 2009 and effective February 28, 2010 (the “Proxy Disclosure Enhancements Release”), in our disclosure of the stock award values in the Summary Compensation and Director Compensation tables in our Definitive Proxy Statement.

As noted in footnote 19 of the Proxy Disclosure Enhancements Release, the FASB Accounting Standards Codification superseded all references to previous FASB standards for interim or annual periods ending on or after September 15, 2009.  As a result, FASB Accounting Standards Codification 718 (“ASC 718”) became appropriate nomenclature for annual periods ending on December 31, 2009 (as opposed to Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment (“FAS 123R”)) and our reference to ASC 718 in footnotes to our Summary Compensation and the Director Compensation tables should not be presumed to indicate that we selectively complied with the Regulation S-K Amendments.

Prior to the Regulation S-K Amendments, Regulation S-K Item 402(c)(2)(v) required the inclusion of the following information in the Summary Compensation table:

For awards of stock, the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R (column (e));

Thus, a registrant was required to report in the Summary Compensation table the compensation cost recognized by the registrant for financial reporting purposes of stock awards vesting in the applicable period.  These are the amounts we reported in the “Stock Awards” column of our Summary Compensation table.  Footnote 1 to the column makes this clear.  It states that each figure in the column “[r]epresents the value based upon the closing price on the date of grant in 2009, 2008 and 2007 of shares vesting in 2009, 2008 and 2007, as applicable,” and is the “compensation cost recognized by us in the applicable year for financial reporting purposes.”  In contrast, we reported in our Grants of Plan Based Awards For 2009 table, as required under pre-amendment Regulation S-K, the aggregate grant date fair value for the awards granted to named executive officers in 2009.  As a result, the numbers reported in our Grants of Plan Based Awards For 2009 table are different than the numbers reported in respect of 2009 in the Stock Awards column of our Summary Compensation table for 2009.

Prior to the Regulation S-K Amendments, Regulation S-K Item 402(k)(2)(iii) required the inclusion of the following information in the Director Compensation table:

For awards of stock, the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R (column (c));

Thus, a registrant was required to report in the Director Compensation table the compensation cost recognized by the registrant for financial reporting purposes of stock awards vesting in the applicable period.  These are the amounts we reported in the “Stock Awards” column of our Director Compensation table.  Footnote 1 to the stock awards column of our Director Compensation table makes this clear.  It states that each figure in the column “[r]epresents the value based upon the closing price on the date of grant” and is the “compensation cost recognized by us for financial reporting purposes.”

In light of the above, we respectfully submit that we have not selectively complied with the Regulation S-K Amendments and therefore have not provided the sample disclosure requested in your letters dated May 26, 2010, and June 11, 2010.  We will comply with the Regulation S-K Amendments in future filings, when applicable.

In connection with our responses above, we acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•      staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the Filings; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  If you have any questions, please contact me at 617-796-8327.

Sincerely,

/s/ Mark L. Kleifges

Mark L. Kleifges
Treasurer and Chief Financial Officer
Hospitality Properties Trust